Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	27595-0001

October 12, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

USA

Attention:	Gary Todd, Senior Staff Accountant

Andrew Blume, Staff Accountant

Gentlemen:

Re: MFC Bancorp Ltd. Form 20-F for the fiscal year ended December 31, 2004, filed on April 6, 2005 File No. 1-04192

                         Thank you for your letter of September 29, 2005 with respect to the Annual Report on Form 20-F (the "Form 20-F") filed by our client, MFC Bancorp Ltd. (the "Company"), on April 6, 2005.

We have keyed our responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Application of Critical Accounting Policies, page 22

1.          The Company considered paragraph 30 of SFAS 144 at December 31, 2004 and determined that real estate held for sale was properly classified. The classification of real estate held for sale at December 31, 2004 was in compliance with the criteria in paragraph 30 of SFAS 144 in that the Company’s management was committed to a plan to sell the assets, the assets were available for immediate sale, there was an active program to market the assets, sales of the assets were probable within a year, the assets were actively marketed at reasonable prices, and no change to or cancellation of the plan was contemplated.

Further, the disclosure on page 23 of the Form 20-F with respect to the "hold-and-wait approach" speaks specifically and exclusively to the Company’s consideration of the need for recording an allowance for a potential decline in value. Since the Company is in a position of having sufficient financial resources to adopt the "hold-and-wait approach," it does not feel compelled to sell real estate at a price below its fair value. Accordingly, the Company believes that its policy as it relates to the marketing of real estate held for sale classified as a current asset is appropriate.

Note 23. United States Generally Accepted Accounting Principles, page 70

2.          The Company confirms that it and its auditors have reviewed FIN 46(R) during the audit of the financial statements included with the Form 20-F for the year ended December 31, 2004. The auditors and the Company also examined its investments and assets, and agreed that there was no investment meeting the definition of variable interest entity as detailed in FIN 46(R).

Closing Comments

We have included a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                         Should you have any questions, please do not hesitate to contact Virgil Hlus at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/GYW

Encl.

cc:	MFC Bancorp. Ltd.
Attn: Michael J. Smith, President, Chief Executive Officer and Secretary
cc:	Peterson Sullivan PLLC

            Attn: David Lee

MFC BANCORP LTD

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

USA

Attention:	Gary Todd, Senior Staff Accountant

Andrew Blume, Staff Accountant

Gentlemen:

Re: MFC Bancorp Ltd. Form 20-F for the fiscal year ended December 31, 2004, filed on April 6, 2005 File No. 1-04192

                         We are writing in response to your letter of September 29, 2005 which comments on our Annual Report on Form 20-F (the “Form 20-F”) filed on April 6, 2005.

In connection with your letter and our response to your letter, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Form 20-F; and

•     we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust the above is satisfactory.

Yours truly,

MFC Bancorp Ltd.

Per: /s/ M.Y. Ho for Michael Smith

Michael J. Smith,

President, Chief Executive Officer and Secretary

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